UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

General Electric Company

(Exact name of the registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5 Necco Street, Boston, MA	02210
(Address of principal executive offices)	(Zip code)

Michael J. Holston	(617) 443-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

SECTION 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the General Electric Company 2021 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.ge.com/sustainability/reports-hub.

Item 1.02	Exhibit

The General Electric Company 2021 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01	Exhibits

Exhibit 1.01 – General Electric Company 2021 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

General Electric Company

(Registrant)

By:	/s/ Michael J. Holston	May 31, 2022
	Michael J. Holston	(Date)
Senior Vice President, General Counsel & Secretary